February 9, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Ferd

Amendment No. 1 Registration Statement on Form S-1

Filed January 30, 2017

File No. 333-215066

Ladies and Gentlemen:

This letter sets forth the responses of Ferd (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 6, 2017.

Plan of Distribution, page 15

1. We note your response to our prior comment 1.  We also note your statement that “[t]he Company’s shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company.”  Please revise as you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public.

Response: The statement was revised.

Results of Operations, page 24

For the three months ended December 31, 2016, page 24

2. Please expand your disclosure to address the types of costs included in your cost of goods sold, including whether there was any labor costs included therein, and whether your gross profit margin the three months ended December 31, 2016 is indicative of your expected performance.

Response: Our cost of goods sold includes raw materials with minimal labor costs.

Gross profit for the three months ended December 31, 2016 is our expected performance at the start of our activities. In the future, we plan to increase our productivity as described in our registration statement.

Financial Statements, page 29

Note 2 – Significant Accounting Policies, page 7

3. You disclose that your functional currency is the U.S. dollar.  Please tell us the basis for your conclusion including all the factors you considered.  In your response, tell us how you applied the guidance of FASB ASC 830-10-45-3 to 45-6 and 830-10-55-3 to 55-7, as applicable.  Please also tell us the currency in which your cash and bank deposits are denominated.

Response: We considered the guidance in FASB ASC 830-10-45-3 to 45-6 and 830-10-55-3 to 55-7 and determined that our functional currency is the U.S. dollars.  Our inventory purchases are conducted in U.S. dollars, our revenue invoices are denominated in U.S. dollars and our sole bank account is denominated in U.S. dollars.  Furthermore, our professional fees including our auditor fees and legal fees are denominated in U.S. dollars.  As such, the majority of our transactions are in U.S. dollars, which is determined to be our functional currency.

Very Truly Yours,

Leonid Skupchenko

President of Ferd